GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of August 13, 2026 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended June 30, 2026 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended June 30, 2026 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This Original Equipment Manufacturer ("OEM") platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California and a manufacturing facility in West Virginia. Listed on the TSX Venture Exchange between November 2015 and November 2025, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com.

Operations

The following is a description of GreenPower's business activities during the three months ended June 30, 2026. During the quarter ended June 30, 2026, GreenPower generated $439,148 in revenue from service revenue earned under the pilot project with the state of New Mexico, from the sales of parts and services, and from lease revenue earned during the quarter. Due to the challenging market conditions for medium and heavy-duty electric vehicles, GreenPower continued the focus on managing costs, as evidenced by reductions in selling, general and administrative costs by approximately $2 million, or over 50%, since the first quarter of the prior fiscal year. In addition, GreenPower continued to increase shareholder's equity during the quarter, which was improved by: the conversion of 1,351 Series A convertible preferred shares into common equity, resulting in the transfer of the $1,643,214 Series A convertible preferred share liability outstanding at March 31, 2026 to share capital; the conversion of $524,400 of related party loans and $1,558,000 of convertible debentures into 2,192 Series B convertible preferred shares with a stated value of $2,192,000; the issuance of 256,410 common shares for gross proceeds of $200,000 from the exercise of warrants, and from the issuance of 257,638 common shares for $371,000 of accrued interest.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

During the quarter the Company continued to prepare Nano BEAST, BEAST and EV Star vehicles for anticipated future deliveries.

Inventory, Property and Equipment

As at June 30, 2026 the Company had:

  Property and equipment on the statement of financial position totaling $0.6 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $15.3 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $8.9 million, comprised of EV Star cab and chassis and other EV Star models, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

Results of Operations

For the three-month period ended June 30, 2026

For the three-month period ended June 30, 2026 the Company recorded revenues of $439,148 and cost of sales of $89,064 generating a gross profit of $350,084 or 79.7% of revenues. The increase in gross profit margin was primarily caused by booking a recovery of inventory of $80,664, which was included in cost of sales, and the primary source of revenue was service revenue, which generates a higher gross profit margin than vehicles or parts sales. Excluding the inventory recovery, the cost of sales was $169,728, and gross profit was $269,420 or 61.5% of revenues. Management expects gross profit margins will be lower than current levels for the remainder of the year as vehicle sales are expected to make up majority of the revenues.

Operating costs consisted of salaries and administration of $822,394 relating to salaries, project management, accounting, and administrative services; transportation costs of $56,911 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, travel, accommodation, meals and entertainment costs of $12,000 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $71,356; sales and marketing costs of $810; insurance expense of $221,457; professional fees of $585,267 consisting of legal and audit fees; and office expense of ($15,814) consisting of rent and other office expenses, offset by a recovery of property tax expense during the quarter, as well as non-cash expenses including $5,266 of share-based payments expense, recovery for credit loss of $2,152 and depreciation of $205,489, generating a loss from operations before interest, accretion, loss on sale of equipment, and foreign exchange of $1,612,900. Interest and accretion expense of $769,594, loss on sale of equipment of $17,469 and a foreign exchange gain of $3,075 resulted in a loss for the three-month period of $2,396,888. The consolidated total comprehensive loss for the three-month period was impacted by $17,290 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

For the three-month period ended June 30, 2025

For the three-month period ended June 30, 2025 the Company recorded revenues of $1,549,467 and cost of sales of $1,187,785 generating a gross profit of $361,682 or 23.3% of revenues. The increase in gross profit and gross profit margin was primarily due to improved margins related to sales of BEASTs in West Virginia and from a higher percentage of overall sales being comprised of parts sales, which generate a higher gross profit margin than vehicle sales.  Management expects gross profit margins will be lower than current levels for the remainder of the year as vehicle sales are expected to increase for the remainder of the year. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, and 2 EV Stars, and from the sale of parts, and from rental and interest income from leases. Operating costs consisted of salaries and administration of $1,776,269 relating to salaries, project management, accounting, and administrative services; transportation costs of $64,989 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, travel, accommodation, meals and entertainment costs of $7,747 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $165,951; sales and marketing costs of $60,261; insurance expense of $408,495; professional fees of $710,301 consisting of legal and audit fees; and office expense of $148,869 consisting of rent and other office expenses, as well as non-cash expenses including $184,144 of share-based payments expense and depreciation of $412,166, generating a loss from operations before interest, accretion and foreign exchange of $3,584,977. Interest and accretion of $571,898 and a foreign exchange loss of $6,976 resulted in a loss for the three-month period of $4,163,851.

The consolidated total comprehensive loss for the three-month period was impacted by $44,669 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Comparison of Quarterly Results

The following table compares the results of the quarter ended June 30, 2026 with the quarter ended June 30, 2025:

	For the quarters ended		Quarter over quarter change
	June 30,	June 30,	2026 to	2026 to
	2026	2025	2025	2025

Revenue	$439,148	$1,549,467	-71.7%	$(1,110,319)
Cost of sales	89,064	1,187,785	-92.5%	(1,098,721)
Gross Profit	350,084	361,682	-3.2%	(11,598)
Gross profit margin¹	79.7%	23.3%	56.4%

Sales, general and administrative costs
Salaries and administration	822,394	1,776,269	-53.7%	(953,875)
Depreciation	205,489	412,166	-50.1%	(206,677)
Product development costs	71,356	165,951	-57.0%	(94,595)
Office expense	(15,814)	148,869	-110.6%	(164,683)
Insurance	221,457	408,495	-45.8%	(187,038)
Professional fees	585,267	710,301	-17.6%	(125,034)
Sales and marketing	810	60,261	-98.7%	(59,451)
Share-based payments	5,266	184,144	-97.1%	(178,878)
Transportation costs	56,911	64,989	-12.4%	(8,078)
Travel, accomodation, meals and entertainment	12,000	7,747	54.9%	4,253
Allowance for credit losses	(2,152)	7,467	-128.8%	(9,619)
Total sales, general and administrative costs	1,962,984	3,946,659	-50.3%	(1,983,675)

Loss from operations before undernoted	(1,612,900)	(3,584,977)	55.0%	1,972,077

Interest and accretion	(769,594)	(571,898)	34.6%	(197,696)
Foreign exchange (loss) / gain	3,075	(6,976)	NM	10,051
(Loss) on sale of equipment	(17,469)	-	NM	(17,469)

Loss for the period	(2,396,888)	(4,163,851)	-42.4%	1,766,963

Other comprehensive income / (loss)
Cumulative translation reserve	(17,290)	44,669	NM	(61,959)
Total comprehensive loss for the year	$(2,414,178)	$(4,119,182)	-41.4%	$1,705,004
Loss per common share, basic and diluted	$(0.42)	$(1.40)	-69.9%	$0.98

Weighted average number of common shares outstanding, basic and diluted	5,662,230	2,964,226	91.0%	2,698,004

Adjusted EBITDA (Note 2)	$(1,479,286)	$(3,009,501)	-50.8%	$1,530,215

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 10 for the calculation of Adjusted EBITDA for the quarters ended June 30, 2026, and June 30, 2025.

Change in Revenue, Gross Profit, and Gross Profit Margin

The decrease in revenue for the quarter ended June 30, 2026 compared to the quarter ended June 30, 2025 was $1,110,319, or 71.7%, and was caused by the Company not selling any vehicles during the quarter compared to sales of 5 vehicles in the same quarter in the prior year.

Gross profit for the quarter ended June 30, 2026 compared to the quarter ended June 30, 2025 decreased by $11,598, or 3.2%. The Company generated a gross profit margin of 79.7% for the quarter ended June 30, 2026 compared to a gross profit margin of 23.3% for the quarter ended June 30, 2025. The decrease in gross profit was primarily caused by a decrease in sales, and the increase in gross profit margin was caused by the booking a recovery of inventory of $80,664 to Cost of Sales during the quarter ended March 31, 2026, and from the higher gross profit margin earned on service revenue, which was the primary source of revenue during the quarter, compared to gross profit margins earned on vehicle or parts sales, which are sold at a lower gross margin.

Change in sales, general and administrative costs

For the quarter ended June 30, 2026 compared to the quarter ended June 30, 2025, sales, general and administrative costs declined by $1,983,675 or 50.3%. The decline in sales general and administrative costs was the result of reductions in all categories of sales general and administrative costs, with approximately 50% of the reduction due to a $953,875 reduction in salaries and administrative costs due to the lower number of employees compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the quarter ended June 30, 2026 decreased by $1,766,983 or 42.4% compared to the same quarter in the prior year, which was primarily due to a reduction in sales, general and administrative expenses of $1,983,675, which was partially offset by increases in interest and accretion expense and other costs.

Loss per common share for the quarter ended June 30, 2026 decreased by $0.98 per share, or 69.9%, due to the reduction in loss for the period.

The Adjusted EBITDA loss for the quarter ended June 30, 2026 decreased by $1,530,215 or 50.8% compared to the same quarter in the prior year. The decrease was primarily due to the decrease in loss for the current quarter compared to the same quarter in the prior year, as well as the increase in accretion and interest expense compared to the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025
Financial results
Revenues	$439,148	$3,853,969	$8,495,323	$2,489,820
Loss for the period	(2,396,888)	(1,933,253)	4,213,685	(3,593,359)
Basic and diluted earnings/(loss) per share	$(0.42)	$(0.40)	$1.32	$(1.18)
Balance sheet data
Working capital (Note 1)	8,646,005	8,791,555	5,762,176	6,352,309
Total assets	31,170,088	30,688,219	30,764,000	32,010,466
Shareholders' equity / deficiency	3,162,716	1,548,794	(3,158,207)	(8,334,120)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Financial results
Revenues	$1,549,467	$4,284,134	$7,218,897	$5,347,190
Loss for the period	(4,163,851)	(3,833,914)	(4,739,022)	(4,701,864)
Basic and diluted earnings/(loss) per share	$(1.40)	$(1.30)	$(1.66)	$(1.77)
Balance sheet data
Working capital (Note 1)	5,955,259	8,106,809	12,835,583	10,090,572
Total assets	33,334,460	35,071,725	37,367,033	39,374,461
Shareholders' equity / deficiency	(5,177,234)	(1,605,966)	2,138,161	4,153,826

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue of $0.4 million in the quarter ended June 30, 2026 was the lowest revenue in the last eight quarters due to no vehicle deliveries in the quarter, compared to quarterly deliveries of between 3 and 28 vehicles in the other 7 quarters. The highest revenue in the last eight quarters was in the quarter ended December 31, 2025, which was primarily driven by the $6,858,820 of revenues recognized during the quarter for deposits related to Workhorse.

During the eight quarters ended June 30, 2026 GreenPower’s income/(loss) ranged from ($3,833,914) and $4,213,685. The income for the quarter ended December 31, 2025 of $4,213,685 was due to the recognition of deferred revenue from Workhorse into income during the quarter. Basic and diluted income/(loss) per share over the same eight-quarter period ranged from ($1.77) to $1.32 in the quarter ended December 31, 2025. Improvements in income/(loss) per share were largely driven by reduction in sales, general, and administrative expenses over this period, as well as revenues recognized due to cancelled contracts, including $6,858,820 in revenue recognized during the quarter ended December 31, 2025 and $2,773,645 of revenue recognized in the quarter ended March 31, 2026. Management undertook a series of cost saving initiatives in the prior year, including reducing the number of leased properties from 6 to 4, and reducing the number of employees from 113 at March 31, 2025, to 30 as at March 31, 2026. These cost saving initiatives combined with revenue during the year ended March 31, 2026 from deposits that were previously recognized as deferred revenue resulted in quarter over quarter improvements in quarterly loss per share.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

GreenPower's total assets reached a peak of $39.4 million in the quarter ended September 30, 2024, and has subsequently declined in each quarter to reach a low of $30.7 million in the quarter ended March 31, 2026. The reduction in total assets has been due to the Company's focus on selling inventory on hand and limiting investments in work in process inventory.

GreenPower's working capital declined to a low of $5.8 million in the quarter ended December 31, 2025, as the Company has focused on selling inventory on hand and limiting investments in work in process inventory pursuant to customer orders. Since then, the Company's working capital has increased to about $8.6 million in the current quarter, which was primarily due to a reduction in short term liabilities. The Company has reduced its liabilities over the past 8 quarters as it has converted related party loans into Series B convertible preferred shares or convertible debentures.

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025
Vehicle Sales
EV Star (Note 1)	0	3	2	5
Nano BEAST and BEAST school bus	0	0	4	6

Vehicle Deliveries (Note 3)	0	3	6	11

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024
Vehicle Sales
EV Star (Note 1)	2	14	14	11
Nano BEAST and BEAST school bus	3	8	14	11

Vehicle Deliveries (Note 3)	5	22	28	22

1) Includes various models of EV Stars

2) EV Stars delivered in the quarter ended December 31, 2023 include 2 EV Stars accounted for as finance leases, and 3 EV Stars accounted for as operating leases.

3) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

The following table summarizes cash expenses for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025

Total sales, general and administrative costs	$1,962,984	$1,196,692	$2,393,601	$3,201,298
Plus:
Interest and accretion	769,594	693,932	710,483	612,360
Foreign exchange loss/(gain)	(3,075)	(177,755)	982	28,458
Loss on disposal of equipment	17,469	-	-	24,961
Less:
Depreciation	(205,489)	(343,664)	(339,219)	(350,080)
Share-based (payments)/recovery	(5,266)	41,174	(50,875)	(85,701)
(Increase)/decrease in warranty liability	60,595	68,811	(30,845)	(14,321)
(Allowance) / recovery for credit losses	2,152	(15,004)	37,004	(25,061)

Total Cash Expenses (Note 1)	$2,559,694	$1,464,186	$2,721,131	$3,391,914

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024

Total sales, general and administrative costs	$3,946,659	$5,169,826	$5,234,644	$4,584,730
Plus:
Interest and accretion	571,898	518,752	562,360	572,472
Foreign exchange loss/(gain)	6,976	(1,836)	(3,945)	4,297
Less:
Depreciation	(412,166)	(376,937)	(399,440)	(427,978)
Share-based (payments)	(184,144)	(63,893)	(135,677)	(289,893)
(Increase)/decrease in warranty liability	21,325	(28,507)	(172,996)	(84,307)
(Allowance) / recovery for credit losses	(7,467)	134,295	(240,396)	126,348

Total Cash Expenses (Note 1)	$3,943,081	$5,351,700	$4,844,550	$4,485,669

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses, less impairment of assets. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

The following table summarizes Adjusted EBITDA for the last eight quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2026	2026	2025	2025

Loss for the period	$(2,396,888)	$(1,933,253)	$4,213,685	$(3,593,359)
Plus:
Depreciation	205,489	343,664	339,219	350,080
Interest and accretion	769,594	693,932	710,483	612,360
Share-based payments (recovery)	5,266	(41,174)	50,875	85,701
Allowance / (recovery) for credit losses	(2,152)	15,004	(37,004)	25,061
Increase/(decrease) in warranty liability	(60,595)	(68,811)	(30,845)	14,321
Debt extinguishment costs	-	1,390,187	-	-
Series A convertible preferred shares FV change	-	497,149	-	-

Adjusted EBITDA (Note 1)	$(1,479,286)	$896,698	$5,246,413	$(2,505,836)

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2025	2025	2024	2024

Loss for the period	$(4,163,851)	$(3,833,914)	$(4,739,022)	$(4,701,864)
Plus:
Depreciation	412,166	376,937	399,440	427,978
Interest and accretion	571,898	518,752	562,360	572,472
Share-based payments	184,144	63,893	135,677	289,893
Allowance / (recovery) for credit losses	7,467	(134,295)	240,396	(126,348)
Increase/(decrease) in warranty liability	(21,325)	28,507	172,996	84,307

Adjusted EBITDA (Note 1)	$(3,009,501)	$(2,980,120)	$(3,228,153)	$(3,453,562)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes, plus impairment of assets. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Liquidity and Capital Resources

As at June 30, 2026, the Company had a cash balance of $17,557 and working capital, defined as current assets minus current liabilities, of $8,646,005. The Company's line of credit has a maximum credit limit of up to $3,000,000. As at March 31, 2026, the line of credit had a drawn balance of approximately $2.6 million.

During the quarter ended June 30, 2026, the Company completed the following transactions:

  1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;
  On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000;
  256,410 common shares were issued to a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;
  The Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;
  The Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;
  The Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.

The Company manages its capital structure and makes adjustments to it based on available funds. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity, and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon its ability to continue as a going concern. The Company will continue to rely on additional financings to support its operations and fulfill its capital requirements.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Related Party Transactions

A summary of compensation and other amounts paid to or accrued for directors, officers and key management personnel is as follows:

	For the Three Months Ended
	30-Jun-26	30-Jun-25

Salaries and Benefits (1)	$148,735	$135,280
Consulting fees (2)	137,083	126,250
Non-cash Options Vested (3)	-	109,517
Total	$285,818	$371,047

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2026 includes $365,839 (March 31, 2026 - $36,695) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

On June 15, 2026, 256,410 common shares were issued to Countryman Investments Ltd. ("Countryman"), a company controlled by a director of the Company, pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000.

On June 30, 2026, the following shares were issued to convertible debenture investors, all of whom are related parties, for settlement of accrued interest on convertible debentures. The common shares were issued at US$1.44 per share, the closing price of the Company's shares on the Nasdaq stock exchange on June 29, 2026:

  127,310 common shares issued to Countryman, settled by way of US$183,327 in accrued interest;
  126,351 common shares issued to FWP Acquisition Corp. ("FWP Acquisition"), a company controlled by the CEO and chairman of the Company, settled by way of US$181,946 in accrued interest;
  3,977 common shares issued to Koko Financial Services Ltd. "Koko"), a company controlled by the CEO and chairman of the Company, settled by way of US$5,727 in accrued interest;

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

On June 30, 2026, a total of 2,192 series B convertible preferred shares were issued to companies controlled by the CEO and chairman of the Company, settled by way of conversion of loans and convertible debentures made by these companies to the Company:

  324 series B convertible preferred shares issued to Koko for US$307,800, settled by principal and accrued interest on a loan from Koko;
  228 series B convertible preferred shares issued to 0851433 BC Ltd. ("0851433") for US$216,600, settled by principal and accrued interest on a loan from 0851433;
  1,640 Series B convertible preferred shares issued to FWP Acquisition settled in the amount of $1,558,000 of Convertible Debentures owing to FWP Acquisition.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year.

  On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.
  On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko and 0851433.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility:

  On May 14, 2025 the Company granted 54,348 warrants with an exercise price of $4.60 per share to FWP Acquisition;
  Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants with exercise prices ranging from $0.78 per share to $4.60 per share to Countryman.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC.

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures. $3,459,000 of principal of the convertible debentures are with Countryman, $3,432,945 were with FWP Acquisition, and $108,045 are with Koko.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and chairman of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies.

Subsequent to the end of the quarter:

  On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;

  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2025. These changes were reviewed by management and did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the annual period beginning April 1, 2026 as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2026	Mandatorily effective for periods beginning on or after January 1, 2027
IFRS 7 and IFRS 9 - Amendments to the Classification and measurement of Financial Instruments (effective Jan 1, 2026)	IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)
IFRS 1, IFRS 7, IFRS 9, IFRS 10, IAS 7 - Annual improvements to IFRS accounting standards (effective Jan 1, 2026)	IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 7 and IFRS 9 - Contracts referencing nature-dependent electricity (effective Jan 1, 2026)	IAS 21 The Effects of Changes in Foreign Exchange Rates (Future developments in chapter 2.10) (effective Jan 1, 2027)

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company.

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern.

iii. The determination that a portion of loans payable to related parties outstanding as at March 31, 2026 is a non-current liability.

iv. The determination of the fair value of related party loans and the allocation of residual values to bonus shares and bonus warrants.

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount finance  lease receivables and lease liabilities.

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles.

iii. The classification of leases as either financial leases or operating leases.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

iv. The determination of an allowance for doubtful accounts on the Company's trade receivables.

v. The estimate of the useful life of equipment.

vi. The estimate of the net realizable value of inventory.

vii. Estimates underlying the recognition of proceeds from government vouchers and grants.

viii. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset.

ix. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery.

x. The determination of overheads to be allocated to inventory and charged to cost of sales.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities, and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and
Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, other than the Series A convertible preferred share liability which is measured using level 2 inputs.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. As at June 30, 2026 the Company recorded an allowance for doubtful accounts of $241,968 against its accounts receivable (March 31, 2026 - $10,528).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit, its revolving term loan facility, and its term loan facility with the Canadian Imperial Bank of Commerce ("CIBC)". Assuming the drawn amounts on the line of credit, revolving term loan, and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $51,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at June 30, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD

Cash	$7,343
Prepaids	$10,988
Accounts Payable and Accrues Liabilities	$(744,350)

The CDN/USD exchange rate as at June 30, 2026 was $0.7037 (March 31, 2026 - $0.7174). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $51,100 to net income/(loss).

Outlook

For the immediate future, the Company plans to:

  Continue to deliver on the various components of the Pilot Program with the state of New Mexico

  Continue to focus its sales efforts on states and regions with mandates to support the adoption of all-electric medium and heavy duty vehicles;

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Evaluate and consider entering into new sources of financing to fund the business;

  Search for ways to reduce costs in the Company's operations;

  Evaluate the impact of tariffs on the Company's business and product lines and develop a strategy to mitigate these impacts, wherever possible.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Capitalization and Outstanding Security Data

The following table summarizes the Company's outstanding common shares, warrants and stock options as at June 30, 2026 and as of the date of this report:

	June 30, 2026	August 13, 2026
Common shares	7,037,762	8,568,789
Stock options convertible into common shares	199,300	189,550
Warrants convertible into common shares	5,393,757	5,073,604

	12,630,819	13,831,943

The following table summarizes the Company's outstanding Series A convertible preferred shares and Series B convertible preferred shares as at June 30, 2026 and as of the date of this report:

	June 30, 2026	August 13, 2026	Stated Value per share	Dividend Rate
Series A	1,500	400	$1,000	9.0%
Series B	6,392	6,068	$1,000	9.0%

	7,892	6,468	$1,000	9.0%

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Disclosure of Internal Controls

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining disclosure controls and procedures (DC&P) (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the U.S. Securities and Exchange Act of 1934 and under National Instrument 52-109). Management evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026.

Based on the evaluation performed as of March 31, 2026, management has concluded that the Company maintained effective internal control over financial reporting.

During the quarter ended June 30, 2026, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Competition in the Industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Related Party Ownership of our Common Shares and Securities Convertible into Common Shares

As at August 13, 2026 the Company had 8,568,789 common shares outstanding. Of these shares, 1,739,134, or 20.3% of the total shares outstanding were owned directly or through companies under the control of the CEO and director of the Company, and an additional 991,543 or 11.6% of the total shares outstanding were owned directly or through companies under the control of a director of the Company. In addition, as at August 13, 2026 companies controlled by the CEO and director owned 6,068 Series B convertible preferred shares with a stated value of $6.068 million, as well as 54,348 warrants and 24,500 stock options, all of which are convertible into common shares of the Company. As at August 13, 2026 companies controlled by a director of the Company owned 4,846,396 warrants and 24,500 stock options that are convertible into common shares of the Company. In addition, companies controlled by the director own convertible debentures with principal outstanding of $3,459,000 that are convertible into common shares of the Company at $0.99 per share, and the CEO and director owns convertible debentures with principal outstanding of $1,983,003 that are convertible into common shares of the Company at $0.99 per share. On an undiluted basis, the common share ownership of these related parties is significant, and if all of the securities convertible into common shares of the Company were exercised by these related parties, these related parties would control the majority of the common shares of the Company.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Tariffs on Imported Goods

GreenPower sources components and parts to build its all-electric vehicles from suppliers globally, utilizes contract manufacturers located outside of North America for a portion of its all-electric vehicle production, and the importation of these parts, components and vehicles to North America are subject to tariffs which have recently increased and may increase further. The current US administration has significantly increased tariffs on US imports from virtually every country in the world. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, and this has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. The increase in and lack of clarity regarding tariffs on electric vehicles and certain parts and components used in the manufacture of electric vehicles that are imported to the United States from suppliers globally has increased costs for GreenPower, and led to delays on the processing and inspection of imported goods to the United States. The increased tariffs and importation delays has increased GreenPower's costs and has negatively impacted the financial results of the Company. While GreenPower's management is taking steps to mitigate the impact of planned tariff increases, including sourcing new manufacturers and contract manufacturers for certain products, this transition will take time, is subject to a number of risks, and GreenPower may not be able to mitigate the impact of any change in tariffs due to these risks.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at June 30, 2026. During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. During the quarter ended March 31, 2026, GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer during the quarter ended June 30, 2026 and the Company has recorded an accrual for the value of these vehicles. During the quarter ended June 30, 2026, the Company recorded the transfer of these vehicles, against this accrual as a settlement of this lawsuit. GreenPower is currently defending itself against claims brought against the Company by former employees in West Virginia. Certain of these claims have resulted in default judgements against GreenPower, and a court order preventing the company from delivering vehicles outside of the state. The court order has had a negative impact on the Company's cash flow and ability to continue operations in the state. The Company has filed a motion to set aside the default judgements and court order, however there is no guarantee that the company will be successful. GreenPower has not booked a contingency for these claims or judgements as at June 30, 2026.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority ("NJEDA") the CleanBC Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy-Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government which closes on September 30, 2026, the clean trucks NYSERDA program, the New York School Bus Incentive Program for the state of New York, the EPA Clean School Bus Program, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. GreenPower is currently responding to requests for information from CARB and from the California Attorney General, and while the state is undertaking this investigation it has suspended HVIP incentives to GreenPower. GreenPower has been responding to the requests for information, and GreenPower's vehicles continue to be listed as eligible vehicles under the HVIP program, however the suspension of HVIP incentives to GreenPower has negatively impacted the Company, and the timing of when the Company will be eligible to receive HVIP incentives, if at all, is uncertain. The ability for potential purchasers to receive funding from these programs is subject to the risk of government changes to the program, including changing or removing GreenPower's eligibility for the program, the risk of the delay in the timing of advancing funds to the specific programs, or the risk of program funding being cut or otherwise not available. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another. GreenPower's ability to maintain its compliance with local regulatory and safety requirements is subject to change, and non-compliance with these regulations and requirements may have a material negative impact on the Company's business, financial results and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2026 Discussion dated: as of August 13, 2026

Cybersecurity risks

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business. The Company has not experienced a cybersecurity incident and has therefore not been affected by its exposure to cybersecurity risks. However, our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy-duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

Subsequent to the end of the reporting period:

  Between July 1, 2026 and August 13, 2026, 9,750 stock options exercisable at a weighted average exercise price of CAD$8.12 per share were forfeited;

  On July 31, 2026, 320,513 common shares were issued to Countryman, a company controlled by a director of the Company, pursuant to the exercise of 320,513 warrants at US$0.78 per share for gross proceeds of $250,000;

  On August 6, 2026, 244,201 common shares were issued to Koko, a company controlled by the CEO and director of the Company, pursuant to the conversion of 324 Series B convertible preferred shares;

  Between July 1, 2026 and August 13, 2026, 1,200 Series A convertible preferred shares were converted into 966,313 common shares of the Company, and 80% of the Series A convertible share liability of $1,425,000 as at June 30, 2026 was transferred into share capital.